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                                   FORM 18-K/A
                                 AMENDMENT NO. 2
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ANNUAL REPORT

                                     OF THE

                              UNITED MEXICAN STATES
                              (Name of Registrant)

               Date of end of last fiscal year: December 31, 2002

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

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                                                               Names of exchanges on
Title of Issues  Amount as to which registration is effective    which registered
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
      N/A                            N/A                                N/A
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          Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                            Edmundo Gonzalez Herrera
                   Financial Representative -- New York Office
                   Banco Nacional de Comercio Exterior, S.N.C.
                           375 Park Avenue, Suite 1905
                            New York, New York 10152

                                   Copies to:

                                 Wanda J. Olson
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

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This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2002 comprises:

(a)      Pages numbered 1 to 4 consecutively.

(b)      The following exhibits:

         Exhibit 1:        Form of Sub-Authorization Certificate for U.S.
                           $1,000,000,000 of Floating Rate Notes due 2009, including the form of the Notes

         Exhibit 2: Terms Agreement, dated January 6, 2004, between the United Mexican States and the Managers of Floating Rate Notes due 2009

         Exhibit 3:        Names and Addresses of the Managers

         Exhibit 4: Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to $1,000,000,000 of Floating Rate Notes due 2009

         This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

                                       2

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                                 SIGNATURE PAGE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 13th day of January, 2004.

                                            By: /s/ Andres Conesa Labastida
                                                --------------------------------
                                                Andres Conesa Labastida
                                                Deputy Undersecretary for Public
                                                Credit of the Ministry of
                                                Finance and Public Credit

                                       3

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                                  EXHIBIT INDEX

         Exhibit 1: Form of Sub-Authorization Certificate for $1,000,000,000 of Floating Rate Notes due 2009, including the form of the Notes

         Exhibit 2: Terms Agreement, dated January 6, 2004, between the United Mexican States and the Managers of Floating Rate Notes due 2009

         Exhibit 3:        Names and Addresses of the Managers

         Exhibit 4: Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to $1,000,000,000 of Floating Rate Notes due 2009

                                       4